ROAM RESEARCH, INC.

**FINANCIAL STATEMENTS
WITH
INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

**FOR THE YEARS ENDED
DECEMBER 31, 2019 AND 2018**

ROAM RESEARCH, INC.
DECEMBER 31, 2019 AND 2018

TABLE OF CONTENTS



BAKERSFIELD OFFICE

(MAIN OFFICE)

4200 TRUXTUN AVENUE
SUITE 300
BAKERSFIELD, CA 93309
TEL 661.324.4971
FAX 661.324.4997
EMAIL info@bacpas.com

FRESNO OFFICE

10 RIVER PARK PLACE EAST
SUITE 208
FRESNO, CA 93720
TEL 559.476.3592

STOCKTON OFFICE

1919 GRAND CANAL BLVD
SUITE C6
STOCKTON, CA 95207
TEL 888.565.1040

WWW.BACPAS.COM

BROWN ARMSTRONG

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Roam Research, Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Roam Research, Inc., which comprise the balance sheets as of December 31, 2019 and 2018; the related statements of operations, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BROWN ARMSTRONG
ACCOUNTANCY CORPORATION

Brown Armstrong
Accountancy Corporation

Bakersfield, California
November 5, 2020

1

REGISTERED with the Public Company Accounting Oversight Board and MEMBER of the American Institute of Certified Public Accountants

ROAM RESEARCH, INC.
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

	2019	2018
ASSETS		
Current Assets		
Cash in Bank	$ 940,739	$ 6,627
Advances to Shareholder	48,766	11,403
Total Current Assets	989,505	18,030
TOTAL ASSETS	$ 989,505	$ 18,030
LIABILITIES AND EQUITY		
Current Liabilities		
Income Tax Payable	9,016	1,200
Total Liabilities	9,016	1,200
Equity		
Common Stock	$ 100	$ -
Contributed Capital	965,900	36,000
Retained Earnings (Accumulated Deficit)	14,489	(19,170)
Total Equity	980,489	16,830
TOTAL LIABILITIES AND EQUITY	$ 989,505	$ 18,030

See accompanying notes and independent accountant's review report.

ROAM RESEARCH, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
Revenues		
Grant Revenue	$ 72,500	$ 30,000
Interest Income	-	300
Total Revenues	72,500	30,300
Expenses		
Bank Fees	84	13
Business License and Fees	-	120
Contractors	-	1,037
Entertainment	-	331
Continuing Education	90	1,218
Meals	399	1,568
Office Supplies and Software	4,042	4,907
Rent & Lease	3,934	16,273
Travel	1,091	4,775
Advertising and Marketing	2,290	-
Legal and Professional Services	120	-
Salaries and Compensation	18,702	-
Taxes and Licenses	25	-
Utilities	248	-
Total Expenses	31,025	30,242
Income before Provision for Income Taxes	41,475	58
Provision for Income Taxes	7,816	1,200
Net Income (Loss)	33,659	(1,142)
Accumulated Deficit, Beginning of Year	(19,170)	(18,028)
Retained Earnings (Accumulated Deficit), End of Year	$ 14,489	$ (19,170)

ROAM RESEARCH, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

| | Capital Stock | | Contributed | Retained Earnings (Accumulated | Total Stockholders' |
	Shares	Amount	Capital	Deficit)	Equity
Balance at December 31, 2017	-	$ -	$ 15,000	$ (18,028)	$ (3,028)
Net Income (Loss) - 2018	-	-	-	(1,142)	(1,142)
Issued Shares for Cash	-	-	-	-	-
Contributed Capital	-	-	21,000	-	21,000
Balance at December 31, 2018	-	$ -	$ 36,000	$ (19,170)	$ 16,830

.

| | Capital Stock | | Contributed | Retained Earnings (Accumulated | Total Stockholders' |
	Shares	Amount	Capital	Deficit)	Equity
Balance at December 31, 2018	-	$ -	$ 36,000	$ (19,170)	$ 16,830
Net Income (Loss) - 2019	-	-	-	33,659	33,659
Issued Shares for Cash	10,000,000	100	-	-	100
Contributed Capital	-	-	929,900	-	929,900
Balance at December 31, 2019	10,000,000	$ 100	$ 965,900	$ 14,489	$ 980,489

See accompanying notes and independent accountant's review report.

ROAM RESEARCH, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 33,659	$ (1,142)
Adjustments to reconcile net income to net cash flows from operating activities:		
Changes in operating assets and liabilities:		
Increase in Advances to Shareholder	(37,363)	(14,431)
Increase in Income Tax Payable	7,816	1,200
Net Cash Provided by (Used for) Operating Activities	4,112	(14,373)
CASH FLOWS FROM FINANCING ACTIVITIES		
Sale of Common Stock	100	-
Additional Contributed capital	929,900	21,000
Net Cash Provided by Financing Activities	930,000	21,000
Net Change in Cash and Cash Equivalent	934,112	6,627
Cash and Cash Equivalent, Beginning of Year	6,627	-
Cash and Cash Equivalent, End of Year	$ 940,739	$ 6,627

NOTE 1 – <u>FINANCIAL REPORTING ENTITY</u>

Roam Research, Inc. (the Company), operates as a corporation in San Francisco, California. The Company is involved in the development of idea organization software to assist individuals in organizing their thoughts and tasks, and solve problems by linking ideas together.

NOTE 2 – <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Basis of Accounting</u>

The Company reported its financial statements using the accrual basis method of accounting in accordance with accounting principles generally accepted in the United States of America as prescribed by the Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants (AICPA) under the accrual basis of accounting.

<u>Use of Estimates</u>

The management makes estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents are considered highly liquid, with a maturity date of ninety days or less.

<u>Advances to Shareholder</u>

Advances to Shareholder is expected to be paid within one year.

<u>Income Taxes</u>

The Company adopted the authoritative guidance issued by FASB on accounting for uncertain tax positions. Under this guidance, the evaluation of a tax position is a two-step process – recognition and measurement.

Recognition occurs when the Company concludes that a tax position, based solely on technical merits, will more likely than not be sustained upon challenge by a tax authority.

Measurement takes place only if recognition occurs (i.e., the position will more likely than not be sustained). The measurement process provides that, when the more likely than not threshold is met, the position must be analyzed to determine the amount of benefit to recognize in the financial statements. Highly certain positions are fully recognized but require an independent evaluation that the position is in fact highly certain; all other positions are measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a tax authority.

The present policy of the Company is to evaluate all tax positions based on either having substantial authority for a tax position taken on a return or where substantial authority does not exist, then The Company discloses the tax treatment of the item and ensures that there is a reasonable basis for the treatment. The Company has not taken tax positions for any years open under the various statutes of limitations that required disclosure because they were not supported by substantial authority.

NOTE 2 – <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Income Taxes</u> (Continued)

The Company files income tax returns in the United States federal jurisdiction and in the State of California. Management has determined that there are no uncertain tax positions at December 31, 2019 and 2018.

NOTE 3 – <u>CONCENTRATION OF CREDIT RISK</u>

Roam Research, Inc. maintains all of its cash at financial institutions insured through the Federal Deposit Insurance Corporation (FDIC). The federally insured limits on checking and savings accounts was $250,000 for deposits at each financial institution. The Company has not experienced any losses in such accounts. At December 31, 2019 and 2018, the Company's cash balance on deposit, per bank records, was in excess of insured limits totaled $690,739 and $0, respectively.

NOTE 4 – <u>SUBSEQUENT EVENTS</u>

Subsequent events have been evaluated through November 5, 2020, which is the date the financial statements were available to be issued.

On March 11, 2020, the World Health Organization declared the outbreak of a coronavirus (COVID-19) pandemic. The Governor of California issued a Shelter at Home order effective March 19, 2020, requiring certain non-essential businesses to temporarily close to the public; and in response; local counties and cities followed the Governor's mandate. At the current time, management is unable to quantify the potential effects of this pandemic on its future financial statements.